UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Subscription of shares of Supervielle Productores Asesores de Seguros S.A.

Buenos Aires, April 29, 2021

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: RELEVANT FACT – Subscription of shares of Supervielle Productores Asesores de Seguros S.A.

Dear Sirs,

It is hereby informed that on the date hereof, Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group headquartered in Argentina with a nationwide presence, will make a capital contribution to its subsidiary Supervielle Productores Asesores de Seguros S.A. (“SPAS”) of AR$ 28,572,291.18 for the subscription of 28,572,291 ordinary shares with a face value of AR$ 1 each and 1 vote per share, with a subscription price of AR$ 1 per share. Such subscription of shares was approved by the Board of Directors of Grupo Supervielle S.A. on April 22, 2021.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 30, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer